

Level 2, 24 Outram Street, West Perth, WA 6005
Telephone: (61) 8 9486 5600 Facsimile: (61) 8 9486 5699
ABN 28 009 084 851



11 October 2005

The Company Announcements Officer
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

TICOR SECURES US$60m LOAN FACILITY

The Board of Ticor Limited ("**Ticor**") is pleased to announce that it has successfully concluded a US$60 million multi-currency syndicated loan facility ("**Facility**"), led by the ANZ Investment Bank ("**ANZ**").

The Facility will be used to fund the refinancing of US$45m Senior Notes due and payable on 14 October 2005 and for working capital requirements. The Facility providers include ANZ, Westpac Banking Corporation Limited and BOS International (Australia) Limited.

For further information contact:

Mr Peter Robinson
Managing Director / Chief Executive Officer

Telephone: (08) 9486 5600
Or visit the Ticor Limited web-site: www.ticor.com.au



KUMBA RESOURCES

Kumba Resources Limited Reg No 2000/011076/06
Roger Dyason Road Pretoria West 0183
P O Box 9229 Pretoria 0001 South Africa
Tel +27 12 307 3000 Fax +27 12 323 3400
Website www.kumbaresources.com



Anglo American/Kumba Resources/Eyesizwe Mining – Joint Announcement Relating To

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13 October 2005 07:31

ANAAL KMB

Anglo American/Kumba Resources/Eyesizwe Mining - Joint Announcement Relating To

A Proposed Empowerment Transaction In Respect Of Kumba Resources ("The

Transaction") And Cautionary Announcement

ANGLO AMERICAN PLC

(Incorporated in the United Kingdom)

(Registration number 3564138)

(Share code: AGL ISIN: GB0004901517)

("Anglo American")

KUMBA RESOURCES LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 2000/011076/06)

(Share code: KMB ISIN: ZAE000034310)

("Kumba Resources")

EYESIZWE MINING (PROPRIETARY) LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1999/008022/07)

("Eyesizwe Mining")

JOINT ANNOUNCEMENT RELATING TO A PROPOSED EMPOWERMENT TRANSACTION IN RESPECT OF KUMBA RESOURCES ("THE TRANSACTION") AND CAUTIONARY ANNOUNCEMENT

TRANSACTION HIGHLIGHTS:

The proposed empowerment transaction will result in:

* a fully funded, sustainable black economic empowerment ("BEE") transaction and the potential to unlock value for all Kumba Resources shareholders through the partial separation of the iron ore assets from the non iron ore assets into Kumba Iron Ore (a newly named company) and Newco (being the reconstituted Kumba Resources pursuant to the Transaction), respectively;

* the establishment of Newco as South Africa"s flagship empowerment company with an enterprise value of approximately R16 billion:

  # South Africa"s largest black-owned, controlled and managed company;

  # Newco will continue to be listed on the JSE Limited ("JSE");

  # control of Newco by broad-based BEE groups representative of South Africa"s demographics via BEE Holdco, the black controlled holding company holding 55% of Newco;

  # a 17.8% effective and fully funded interest held by women"s groups in BEE Holdco;

Newco employees holding 3% of Newco through an employee share option programme ("ESOP"), whose major beneficiaries will be black employees;
the minimum BEE ownership requirements of the Mining Charter being significantly exceeded;
Newco as a diversified mining company with an attractive investment case which is well positioned strategically and financially to take advantage of growth opportunities in the mining sector in South Africa, on the rest of the African continent and globally;

* the provision of facilitation to the BEE groups by Anglo American, The Industrial Development Corporation of South Africa Limited ("IDC") and Kumba Resources minorities;
* a targeted spread on the JSE of 25% for Newco;
* the retention by Anglo American of a residual stake in Newco as a demonstration of its long-term commitment to Newco;
* the creation of Kumba Iron Ore as a pure play iron ore company listed on the JSE with an enterprise value of approximately R14 billion which, through the unbundling to all existing Kumba Resources shareholders of the iron ore assets, will hold the majority of Kumba Resources" South African iron ore assets through Sishen Iron Ore Company (Proprietary) Limited ("SIOC"), with Newco retaining a 20% stake in SIOC;
* Northern Cape broad-based community groupings ("Northern Cape community group") acquiring a 3% interest in SIOC on a fully funded basis; and
* SIOC employees holding 3% of SIOC through an ESOP, whose major beneficiaries will be black employees.

TRANSACTION SUMMARY:

The Transaction

* 80% of Kumba Resources" interest in SIOC will be transferred to a newly named company, Kumba Iron Ore, and unbundled to all existing Kumba Resources shareholders. Pursuant to the Transaction there will be two separate listed entities, namely:

Newco, which will have significant coal, heavy minerals and zinc assets, together with a 20% holding in SIOC; and
Kumba Iron Ore which will own 74% of Kumba Resources" South African iron ore operations, held through SIOC, after the Northern Cape community group and ESOP transactions.

* Kumba Resources" existing shareholders will hold shares in both listed companies in proportion to their existing shareholdings in Kumba Resources prior to the various steps required to implement the Transaction.
* Newco will acquire the entire issued share capital of Eyesizwe Coal

(Proprietary) Limited ("Eyesizwe Coal") from Eyesizwe Mining and the other
shareholders in Eyesizwe Coal. All the Eyesizwe Coal shareholders will,
through a Special Purpose Vehicle ("SPV"), utilise the majority of the cash
received to subscribe for shares in BEE Holdco.

* Consortia led by Eyabantu Capital (Proprietary) Limited ("Eyabantu"),
TisoGroup (Proprietary) Limited ("Tiso") and South African Women in Mining
Association ("BEE Women"s Groups"), through SPVs, and the IDC will subscribe for
shares in BEE Holdco through the injection of either cash or Newco shares.

* BEE Holdco will, through a series of inter-conditional transaction steps,
acquire and exercise control over 55% of Newco"s issued ordinary share
capital.

* Shares in Newco, being approximately 3% of its issued ordinary share
capital, will be made available to employees of Newco through a Newco ESOP,
the majority of the beneficiaries of which will be black employees.
Accordingly, BEE Holdco together with the Newco ESOP will hold 58% of Newco.

* The Northern Cape community group will acquire a vendor funded interest of
approximately 3% in the issued ordinary share capital of SIOC.

* Shares in SIOC, being approximately 3% of its issued ordinary share capital,
will be made available to employees of SIOC through a SIOC ESOP, the
majority of the beneficiaries of which will be black employees.

The other transactions

* As separate and independent transactions:

Kumba Resources has made a proposal, recommended by the independent directors
of the Ticor Limited ("Ticor") board, subject to no superior offer being
received and Ticor minority shareholder and Australian court approval, to
acquire, for cash, the outstanding shares (48.8%) in Ticor which it does not
already own through a scheme of arrangement in terms of the Australian
Corporations Act; and

Anglo American will, subject to certain conditions, including the
implementation of the Transaction, grant options to Newco to acquire 100% of
Namakwa Sands (heavy minerals assets) and 26% of Black Mountain and Gamsberg
(zinc assets) at a fixed price, in addition to an offtake agreement in respect
of zinc concentrate.

KEY INVESTMENT HIGHLIGHTS:

As a result of the above transactions and assuming that Newco exercises the
options set out above, Newco would:

* have an enterprise value of approximately R16 billion;

* become the second largest titanium slag producer and the third largest
titanium feedstock and zircon supplier globally;

* be the fourth largest coal producer in South Africa producing 45 million tonnes of coal per annum;
* strengthen its leading position in the Southern African zinc market;
* have a significant interest in iron ore through its 20% stake in SIOC;
* have a significant greenfield and brownfield project pipeline to exploit its significant reserve and resource base; and
* have significant financial capacity to expand its business with a net debt level of R0.8 billion initially, and increasing to R3.25 billion after exercising the options, implying debt levels of 20% of enterprise value.

Following the unbundling Kumba Iron Ore will:
* have an enterprise value of approximately R14 billion;
* offer significant growth opportunities particularly in South Africa with production targeted to increase from 32 to 42 million tonnes per annum by 2008; and
* be a subsidiary of the Anglo American group.

THE TRANSACTION

1. Introduction

The boards of Anglo American and Kumba Resources ("the Companies") are pleased to announce that a binding transaction framework agreement has been entered into by the Companies and the ultimate shareholders of BEE Holdco, comprising Eyesizwe Mining (the vehicle housing the Historically Disadvantaged South Africans" ("HDSA") shareholdings of Eyesizwe) and other minority shareholders in Eyesizwe Coal (being primarily Anglo American, BHP Billiton Plc ("BHP Billiton") and the Eyesizwe Coal Employees Share Trust), the Eyabantu and Tiso consortia, the BEE Women"s Groups and the IDC, regarding a series of transactions which, if implemented, will result in the transfer of a controlling stake in Newco to a black-owned and controlled vehicle through a fully funded and sustainable BEE transaction.

2. Strategic rationale

Since its establishment in 2001, Kumba Resources has viewed BEE as a strategic imperative to enable the company to become truly South African. Accordingly, Kumba Resources" strategy was to:
* establish a premier, independent South African mining house;
* build a credible empowerment base for the company; and
* position the company to play a constructive role in the transformation and development of the South African mining industry.

Kumba Resources" Pre-Listing Statement dated 29 October 2001 noted the following:

"Kumba Resources views BEE as a fundamental prerequisite for the

long-term development and stability of the South African economy.
Therefore, a distinguishing feature of its strategy is to commit the
company to meaningful and sustainable BEE empowerment initiatives in all
facets of its business. Progressive empowerment policies, the setting of
aggressive employment equity targets and BEE are integral components of the
company"s value system and a code of conduct."
Similarly, Anglo American and the IDC, as the major shareholders in Kumba
Resources and as significant participants in the South African economy, are
fully supportive of the letter and spirit of the Mineral and Petroleum
Resources Development Act and the Mining Charter and have, accordingly, played
a key role in the introduction of meaningful and sustainable BEE in Kumba
Resources. To achieve this strategic objective, the Companies and the IDC
jointly developed the Transaction to establish Newco as the premier empowerment
diversified mining company in South Africa, with a strong investment case,
capable of sustainable growth and representative of South Africa"s
demographics.
Whilst the Mining Charter prescribes BEE ownership targets of 15% by 2009 and
26% by 2014, the Transaction will significantly exceed the requirements of the
Mining Charter, through:
* the establishment of Newco as a premier 58% black-owned, controlled and
managed diversified mining company in South Africa, listed on the JSE; and
* the empowerment of Kumba Resources" separately listed iron ore assets through
26% black ownership of SIOC on day-one.
The Companies believe that the separate listing of Kumba Resources" iron ore
assets will unlock value for all Kumba Resources shareholders through the
creation of a pure iron ore play via Kumba Iron Ore and South Africa"s flagship
empowerment company via Newco. In addition, Newco will be positioned for
growth through strategic acquisitions, including the immediate acquisition of
100% of Namakwa Sands and part of the business of Black Mountain based on its
financial capability and empowerment status.
Since the creation of Eyesizwe Coal, sponsored and facilitated by Anglo
American and BHP Billiton, it has proven to be a successful black-owned and
managed company with shareholders" value having increased significantly. The
BEE shareholders of Eyesizwe Coal believe that they can leverage their success
into the establishment of Newco and simultaneously diversify their exposure
from a single commodity to a diversified mining company. The non-BEE
shareholders of Eyesizwe Coal are fully supportive of this initiative.

3. The current and proposed Newco Group structure

For a diagrammic explanation of the current Kumba Resources Group structure

and the proposed Newco Group structure pursuant to the Transaction please refer to the paid announcement to be published on 14 October 2005.

4. The Transaction

4.1 The Transaction

The Transaction, which is subject to the fulfilment or waiver (if possible) of the conditions precedent detailed in paragraph 11, comprises the following series of indivisible and inter-conditional transaction steps which will effectively be implemented simultaneously:

Step 1

Kumba Resources will transfer 80% of the issued ordinary shares in SIOC to Kumba Iron Ore, a wholly-owned subsidiary of Kumba Resources, in exchange for ordinary shares in Kumba Iron Ore.

Step 2

Kumba Resources will unbundle, by way of a dividend or payment under section 90 of the South African Companies Act, the entire issued ordinary share capital of Kumba Iron Ore to Kumba Resources" existing shareholders. Simultaneously the issued ordinary shares in Kumba Iron Ore will be listed on the JSE by way of an introduction.

Step 3

Kumba Resources will make an offer to repurchase from all Kumba Resources shareholders, pro rata to their existing shareholding, by way of a specific buy-back, so many ordinary shares in Newco ("ex" the entitlement to the Kumba Iron Ore distribution) as can be repurchased with a maximum aggregate amount of R1 620 million (after paying STC of R203 million). All Kumba Resources shareholders will be afforded the opportunity to tender excess shares into the offer for pro rata acceptance to the extent that some shareholders may elect not to participate in the buy-back offer.

To the extent required, Anglo South Africa Capital (Proprietary) Limited ("ASAC"), an indirectly wholly-owned subsidiary of Anglo American and the holder of Anglo American"s shares in Kumba Resources, has undertaken to offer to sell such additional shares in the buy-back following the pro-rata offer so as to ensure that the maximum percentage of Newco ordinary shares which can be bought back in the buy-back offer, in aggregate, is repurchased.

The consideration payable per ordinary share repurchased in the buy-back ("the buy-back price") will be determined by applying a 24.44% discount to the projected market value of the shares in Newco following the unbundling of the Kumba Iron Ore shares, calculated with reference to the 30-day volume weighted average price of Kumba Resources shares as at the last practicable date prior to the posting of the Transaction documentation to Kumba Resources shareholders.

Step 4

Eyesizwe Mining and the other shareholders of Eyesizwe Coal (including ASAC andBHP Billiton) will sell their ordinary shares in Eyesizwe Coal to Newco for R1 582 million in cash. Such proceeds, net of inter alia an approximate R100 million retention, any tax liability and other statutory costs, will be used to subscribe for ordinary shares in Eyesizwe SPV which in turn will subscribe for 54 484 189 ordinary shares in BEE Holdco (constituting 54.48% of BEE Holdco after the implementation of the Transaction), at a price of R25.62 per share and an aggregate subscription price of R1 396 million.

Step 5

The Tiso SPV (with funding support provided by Nedbank Capital, a division of Nedbank Limited ("Nedbank") and The Standard Bank of South Africa Limited) and the Eyabantu SPV (with funding support provided by Nedbank) will each subscribe for 9 757 896 BEE Holdco ordinary shares at R25.62 per share in cash and an aggregate subscription price of R250 million each, constituting a 9.76% shareholding for each of the Tiso and Eyabantu SPVs in BEE Holdco after the implementation of the Transaction.

The IDC will facilitate the BEE Women"s Group SPV"s subscription for shares in BEE Holdco by selling 6 889 329 of its Newco shares to the BEE Women"s Group SPV in exchange for preference shares in the BEE Women"s Group to the value ofR282 million. The BEE Women"s Group SPV will, in turn, sell all of the Newco shares so acquired to BEE Holdco in exchange for the issue of 11 000 000 ordinary shares in BEE Holdco (11% of BEE Holdco after the implementation of the Transaction) at R25.62 per share and an aggregate subscription price of R282 million.

Step 6

The IDC will sell 35 370 671 Newco ordinary shares to BEE Holdco for a purchase price of R1 447 million. The purchase consideration will be settled by the issue of 15 000 000 ordinary shares in BEE Holdco at an issue price of R25.62 per share and an aggregate issue price of R384 million and the balance of the consideration will be settled by the issue by BEE Holdco of preference shares. Following the implementation of the Transaction, the IDC will hold 15% of BEE Holdco"s issued ordinary share capital.

Step 7

Newco will issue 55 718 339 ordinary shares, comprising 17.25% of Newco"s issued ordinary share capital after the implementation of the Transaction, to BEE Holdco, for a cash consideration of R1 711 million, representing a subscription price of R30.70 per Newco share.

The subscription price of R30.70 per Newco share represents a 27% discount to

the projected market value of the ordinary shares in Newco following the distribution of the Kumba Iron Ore shares. This was calculated with reference to the 30 trading day volume weighted average price at which a Kumba Resources share had traded on the day prior to the date on which the Kumba Resources cautionary announcement was issued, being 22 September 2005, and "ex" the entitlement to the Kumba Iron Ore distribution.

Step 8

The Northern Cape community group will acquire a 3% shareholding in the issued share capital of SIOC from Kumba Iron Ore for a consideration of R458 million, to be settled through the issue of preference shares by the Northern Cape community group or an appropriate vehicle to Kumba Iron Ore.

In addition, the SIOC ESOP will purchase from Kumba Iron Ore a 3% shareholding in the issued share capital of SIOC from Kumba Iron Ore on terms and conditions and at prices that are still to be agreed.

Step 9

ASAC will sell 79 717 416 million of its Newco ordinary shares to BEE Holdco for R2 850 million. The purchase price of R35.75 per Newco share represents a 15% discount to the projected market value of the ordinary shares in Newco following the distribution of the Kumba Iron Ore shares. This was calculated with reference to the 30 trading day volume weighted average price at which a Kumba Resources share had traded on the day prior to the date on which the Kumba Resources cautionary announcement was issued, being 22 September 2005, and "ex" the entitlement to the Kumba Iron Ore distribution.

The purchase consideration will be settled by the issue by BEE Holdco of variable rate redeemable preference shares to ASAC, redeemable in full at the end of seven years and entitling ASAC to a dividend equal to all the ordinary dividends paid during the seven year period on the Newco shares sold by ASAC.

Step 10

The Newco ESOP will subscribe for 3% of Newco"s issued share capital after the implementation of the Transaction, on terms and conditions and at prices that are still be to agreed.

4.2 Other transactions

The Ticor transaction

As a separate and independent transaction, Kumba Resources has proposed to acquire the outstanding shares (48.8%) in Ticor which it does not already own for cash through a scheme of arrangement in terms of the Australian Corporations Act.

In this regard, Kumba Resources shareholders are referred to the Kumba Resources announcement dated 8 August 2005 and the subsequent cautionary

announcement dated 23 September 2005.

The Namakwa Sands and Black Mountain transactions

In order to position Newco strategically as a leading global supplier of titanium dioxide and zircon, strengthen its position in the South African zinc market and to further enhance the Newco investment case, Anglo American has agreed, on the proviso that Newco becomes fully empowered and subject to certain conditions, to grant options to Newco to acquire certain Anglo American assets.

Accordingly, as separate and independent transactions, but simultaneously with the Transaction, Anglo Operations Limited, an indirectly wholly-owned subsidiary of Anglo American, will grant fixed price options to Newco, exercisable within a period of 90 days from the completion date of the Transaction, giving Newco the rights to acquire:

i. the entire Namakwa Sands business and assets for a cash consideration of R2 125 million; and

ii. a 26% undivided share in the assets and businesses of Black Mountain and Gamsberg for an aggregate cash price of R180 million, in addition to an offtake agreement in respect of zinc concentrate.

5. Change of control in Newco and waiver of mandatory offer

Pursuant to Steps 3, 5, 6, 7 and 9, BEE Holdco will acquire in excess of 35% of the issued ordinary shares of Newco. The Securities Regulation Panel ("SRP") has indicated that it will give a written ruling in terms of Rule 8.1 of the Securities Regulation Code on Take Overs and Mergers ("the SRP Code") allowing BEE Holdco to dispense with the requirement to extend a mandatory offer to Kumba Resources minority shareholders provided a simple majority of the independent Kumba Resources shareholders, in general meeting, waive the requirement for a mandatory offer by BEE Holdco ("the whitewash resolution").

If the whitewash resolution is not passed, BEE Holdco shall extend a mandatory offer to the Kumba Resources minorities for a consideration of either :

* R40.91 per Newco share, to be settled by BEE Holdco through the issue of ordinary shares and a range of preference shares in BEE Holdco (as issued to ASAC, the BEE Women"s Group SPV and the IDC), the combination of which is still to be determined; or

* the buy-back price per Newco share payable in cash by BEE Holdco, which will be determined by applying a 24.44% discount to the projected market value of the shares in Newco following the unbundling of the Kumba Iron Ore shares, calculated with reference to the 30-day volume weighted average

price of Kumba Resources shares as at the last practicable date prior to the posting of the Transaction documentation to Kumba Resources shareholders. The cash consideration payable by BEE Holdco under the mandatory offer shall be funded by ASAC, or such other Anglo American subsidiary as appropriate.

6. JSE spread requirements

Kumba Resources does not currently comply with the shareholder spread requirements contained in the JSE Listings Requirements. This will continue to be the case after the Transaction, irrespective of whether the minority shareholders in Kumba Resources vote in favour of the `whitewash resolution" discussed in paragraph 5 or not. The Companies have undertaken to the JSE that all reasonable commercial endeavors will be used for Newco to achieve a targeted spread of 25% of its shares held by shareholders defined as public in terms of the Listings Requirements of the JSE within an agreed timeframe.

7. Opinions and recommendations

As steps 3, 5, 6, 7 and 9 collectively constitute an affected transaction in terms of the SRP Code, the board of directors of Kumba Resources will appoint an independent adviser to advise the Kumba Resources minority shareholders in respect of the Transaction.

8. Overview of the BEE participants

The Companies jointly selected Eyesizwe Mining, the Eyabantu Consortium, the Tiso Consortium, the BEE Women"s Group and the Northern Cape community group as their BEE investors. The selection process involved the assessment of these BEE investors against certain criteria agreed by the Companies.

Eyesizwe Mining, the primary participant in the Eyesizwe SPV, was selected as the lead BEE participant, given its proven leadership, managerial and operational track record in the mining sector as well as its strong broad-based representation.

8.1 Eyesizwe SPV

The Eyesizwe SPV, which will be controlled by Eyesizwe Mining, will acquire 54.48% of BEE Holdco.

	% in Eyesizwe SPV	Effective % in BEE Holdco
Eyesizwe Mining	66%	36.0%
Coal Employees Trust	10%	5.4%
AngloCoal	11%	6.0%
BHP Billiton	9%	4.9%
Other	4%	2.2%
	100%	54.5%

Eyesizwe Mining, controlled by Eyesizwe Holdings, is a 100% black-owned and managed company, founded by Sipho Nkosi in 1999 through the formation of

NewCoal (renamed Eyesizwe Coal) established by Anglo American and BHP Billiton. Other shareholders in Eyesizwe Mining, which collectively account for 62.5% of Eyesizwe Mining"s issued share capital, include broad-based groupings such as the investment arm of Nehawu, represented through the Tshedza Trust, some 250 000 beneficiaries linked primarily to the health and education sectors of the economy, the National Movement of Rural Women, a non-profit organisation supporting women and rural communities throughout South Africa and particularly around the mines in which Eyesizwe operates, and a number of youth organisations and trusts representing youth development programmes and youth clubs on a national basis.

8.2 Eyabantu Consortium

The Eyabantu Consortium, led by Eyabantu, will acquire 9.76% of BEE Holdco.

	% in consortium	% in BEE Holdco
Eyabantu	46.6%	4.5%
Northern Cape Trusts and investors	35.4%	3.5%
South African Women in Mining Association ("SAWIMA")	3.8%	0.4%
South African Women in Mining Investment Holdings ("SAWIMIH")	5.1%	0.5%
Xiphemu Investments	5.1%	0.5%
Pinkie Ncetezo	4.0%	0.4%
	100.0%	9.8%

Eyabantu Capital, a 100% black-owned and managed company, is a new generation empowerment company, comprised of experienced individuals with a proven track record in mining, engineering, project management and finance. The company"s founding members and shareholders, who collectively own 46.6% of the Eyabantu Consortium, include Nchakha Moloi, Rain Zihlangu, Phuthuma Nhleko, Zolisile Mapipa, Nomveliso Toyi, Pontso Maruping and Nonkqubela Mazwai.

8.3 Tiso Consortium

The Tiso Consortium, led by Tiso, will acquire a 9.76% interest in BEE Holdco.

	% in Consortium	% in BEE Holdco
Tiso	71.3%	7.0%
Northern Cape Mining Partnership	7.5%	0.7%
Jay & Jayendra Group	2.5%	0.2%
Nozala Investments (Pty) Ltd	15.0%	1.4%
Northern Cape - National Movement of Rural Women	3.7%	0.4%
	100.0%	9.8%

Tiso, which owns 71% of the consortium, is a majority black-owned and controlled empowerment investment holding company with key investments in the natural resources, industrial and financial services sectors. Tiso is comprised of experienced individuals with a proven track record in corporate and project finance advisory, strategic and operational management and private equity.

8.4 BEE Women"s Groups

The Companies are committed to increasing the level of participation of women within the mining industry. Whilst 6.8% of BEE Holdco"s share capital is indirectly held by women"s groups participating in Eyesizwe Mining (3.6%), the Eyabantu Consortium (1.4%) and the Tiso Consortium (1.8%), the Companies resolved to allocate an additional direct interest of 11.0% in BEE Holdco to women"s groups. Accordingly, approximately 17.8% of BEE Holdco will be held by women"s groups. These groups and their attributable economic interests in BEE Holdco"s share capital will be as follows:

	% in BEE Holdco		
	Direct	Indirect	Total
National Movement of Rural Women	2.3%	3.6%	5.9%
Malibongwe Women"s Development Organisation	2.2%	-	2.2%
SAWIMA	2.2%	0.4%	2.6%
Xiphemu Investments	-	0.5%	0.5%
SAWIMIH	1.9%	0.5%	2.4%
Nozala Investments	1.9%	1.4%	3.3%
Northern Cape - National Movement of Rural Women	0.5%	0.4%	0.9%
	11.0%	6.8%	17.8%

The 11% stake will be held through Basadi Bakopane Investments (Proprietary) Limited, an SPV ("BEE Womens Groups SPV") which will be co-ordinated by SAWIMA as spokesperson for the SPV, via SAWIMIH.

* South African Women in Mining Association ("SAWIMA")

SAWIMA, launched in December 1999, is a non-profit organisation representing interests of South African women in mining and related fields. The beneficiaries of SAWIMA are women spanning all the provinces in South Africa who pay membership fees and in return receive training and development in mining related ventures.

* South African Women in Mining Investments Holdings ("SAWIMIH")

SAWIMIH is an investment associate of SAWIMA and was registered in October 2003. SAWIMIH is a majority black women owned and managed company, whose vision is to be the leading broad-based women mining investment company in Africa. The

company"s mission is to empower women in the mining sector by participating and investing in ventures that will create value for its shareholders.

* Malibongwe Women"s Development Organisation ("Malibongwe")

Malibongwe is a non-government, non-profit organisation that is committed to socially and economically developing and empowering South African women, with a particular emphasis on previously disadvantaged women in both rural and urban areas. Malibongwe runs a number of community projects such as home based care for HIV/AIDS sufferers, caring for HIV/AIDS orphans and income generation for women. Malibongwe has ten Commissions aimed at empowering women in fields such as construction, security, health, capacity building, fruit gardening, manufacturing, cleaning, child minding and home based care. The organisation acts as a catalyst in building bridges between women in rural and urban areas. Malibongwe has no shareholders. Profits that accrue to the organisation are used for the sole benefit of its development projects. Recent projects have benefited a number of women and include HIV/AIDS management and education programs, income generation projects, poverty alleviation and food distribution projects.

Malibongwe is chaired by Ms N V Gxowa, an esteemed leader of the Women Rights Movement and a community builder since the 1950"s.

* National Movement of Rural Women ("NMRW")

NMRW is a non-profit organisation which focuses on empowering women on a national basis, through community-based projects, capacity building, training and skills development, HIV/AIDS awareness and other gender specific initiatives. NMRW, which has a membership of 1000 women, has a strong presence in all nine provinces of South Africa and has active Chapters in Mpumalanga, Limpopo, Free State and the Northern Cape. The direct beneficiaries of the projects are approximately 1 500 and 2 000 indirectly. NMRW also owns a 10% interest in Eyesizwe Mining. The Northern Cape Chapter of NMRW has approximately 100 members that work on the projects in the region.

* Nozala Investments (Proprietary) Limited ("Nozala Investments")

Nozala Investments is a broad-based investment company, which is 100%-owned by women. The company, which has a national membership of over 500 000 women, aims to actively promote the economic advancement of women. 26% of the company is held by national broad-based empowerment shareholders which include the NMRW, representing more than 250 000 beneficiaries, the Workers Investment Corporation an investment vehicle involved in education and training and designed to benefit individual worker members, representing 200 000 beneficiaries and the Muthande Society for the Aged, a community based organisation founded by a group of health nurses and educators to develop

community resources to assist elderly and HIV affected families and representing 2 500 beneficiaries and Umanyano Lwentandazo Lwamanina, a Christian women"s guild representing 100 000 women and aimed at identifying with projects within the church that support the poor. Other BEE women shareholder groups are Akhona Trade & Investment, Kwazulu Natal group representing 3 000 women, Mmathari, Itumeleng, Katekani and Sequoia Investments.

* Northern Cape - National Movement of Rural Women ("NC-NMRW")

NC-NMRW is a non-profit organisation which focuses on the development of rural women in the Northern Cape. The organisation owns a 3.75% interest in the Tiso Consortium. NC-NMRW is involved in training and skills development, poverty alleviation and job creation projects, health education and HIV awareness, and support to basic housing needs. The current projects have benefited over 2 000 households.

* Xiphemu Investments (Proprietary) Limited ("Xiphemu Investments")

Xiphemu Investments has been incorporated as a black owned women empowerment SPV in terms of which three SAWIMA member companies will participate in the Transaction.

8.5 Northern Cape community group

The Northern Cape community group is a broad-based empowerment grouping representing an estimated 200 000 historically disadvantaged individuals from the Northern Cape community, an area that is geographically relevant to Kumba"s iron ore operations. The Northern Cape community group will acquire a 3% interest in SIOC from Kumba Iron Ore and participants of the group will comprise:

* Kgalagadi Poverty Node Charitable Trust ("Kgalagadi Trust")

The Kgalagadi Trust is a broad-based development trust representing 181 000 beneficiaries. The trust focuses on alleviating poverty in the Kgalagadi district by supporting community projects that benefit a broad range of beneficiaries.

* Maphalane Disabled People"s Trust

The Maphalane Disabled Children"s Trust has been formed specifically to look after the interests of disabled people in the Northern Cape and particularly those communities affected by the mining operations.

The trust has amongst its beneficiaries a multi-purpose centre used for the training of parents whose children live with disabilities. The trust also facilitates and assists in the taking care of abandoned disabled children from informal settlements and rural areas as well as disabled AIDS orphans, a vulnerable sector of children often overlooked in the fight against the

pandemic. Currently the trust has 2000 beneficiaries.

* Gamagara Development Forum ("Gamagara Forum")

The Gamagara Forum is a non-profit organisation that serves as the planning and local development co-ordination platform for the areas surrounding Sishen Mine and has as its beneficiaries and estimated 25 000 people in the communities of Deben, Sishen, Katu, Dingleton and Olifantshoek.

* Tsantsabane Social and Labour Development Forum ("Tsantsabane Forum")

The Tsantsabane Forum is a non-profit community organisation in the Postmasburg region for the benefit, welfare, maintenance, improvement and development of women in the community of Tsantsabane Municipality. The Tsantsabane Forum is chaired by the Mayor of Postmasburg. The Tsantsabane Forum"s beneficiaries are approximately 10 000.

9. Funding

BEE Holdco will source funding as follows:

Equity	R2.5 billion
Senior Debt	R1.6 billion
Mezzanine Debt	R1.1 billion
IDC Preference Shares	R1.1 billion
Anglo Finance Preference Shares	R2.9 billion
Total	R9.2 billion

BEE Holdco will use the funding sourced as follows:

Loan to Anglo Finance	R2.9 billion
Newco shares	R6.3 billion
Total	R9.2 billion

To the extent that Newco exercises the options set out in paragraph 4.2 and the acquisition of the minority interests in Ticor is approved, it will make the following acquisitions totaling R5.2 billion:

Minority interests in Ticor	R1.3 billion
Eyesizwe Coal	R1.6 billion
Namakwa Sands business and assets	R2.1 billion
26% of Black Mountain and Gamsberg	R0.2 billion
Total	R5.2 billion

In addition, Newco will undertake a specific pro rata share buy-back of R1.8 billion (including STC).

Newco will source the funding for the above acquisitions (R5.2 billion) and the share buy-back (R1.8 billion) as follows:

Loan repayments and special dividend from SIOC	R2.8 billion
Share subscription by BEE Holdco	R1.7 billion
Senior debt from third party banks*	R2.2 billion

Vendor finance in respect of the Namakwa Sands purchase* R0.3 billion
*Newco will have R0.8 billion of net debt post the unbundling of Kumba Iron Ore. To the extent that Newco exercises the options as set out in paragraph 4.2 and acquires the minority interests in Ticor, Newco will have net debt of R3.25 billion.
The Northern Cape community group"s 3% shareholding in SIOC will be vendor financed by Kumba Iron Ore through preference shares (R0.5 billion).

10. Facilitation

Recognising the level of empowerment, the facilitation cost to Kumba Resources shareholders as a percentage of Kumba Resources" market capitalisation is in line with similar BEE transactions in the sector that only met the minimum BEE ownership requirements. However, the bulk of the facilitation is being borne by Anglo American through the discount on the sale transactions. In addition, Anglo American and the IDC have played an important role in facilitating the meaningful and sustainable funding of such a landmark transaction.
Anglo American, as the majority shareholder in Kumba Resources, will provide its facilitation via:
* effectively transferring control in Newco to BEE Holdco via, inter alia, a R2.85 billion sale of shares in Newco to BEE Holdco at a 15% discount in exchange for preference shares and Anglo American"s participation in a specific pro-rata share buy-back by Newco at a 24.44% discount;
* providing a fixed coupon on the loan from BEE Holdco to enable BEE Holdco to raise competitive financing;
* providing R445 million of subordinated debt to BEE Holdco;
* accepting a vendor loan of R0.25 billion as part consideration for the Namakwa Sands disposal to Newco, if the option in this regard is exercised; and
* to the extent required, providing the funding to BEE Holdco, at no cost, to finance a mandatory offer to be made by BEE Holdco in terms of the Transaction if the `whitewash resolution" in paragraph 5 is not approved by Kumba Resources shareholders.
The IDC, as a key shareholder in Kumba Resources and key facilitator of empowerment for Government, will:
* inject R1 447 million of its Newco shares into BEE Holdco in exchange for a 15% minority equity position (R384 million) and preference shares (R1 063 million); and
* sell the balance (R282 million) of its Newco shares to the BEE Women"s Groups SPV in return for preference shares in the BEE Womens Groups SPV. These Newco shares will be sold by the BEE Women"s Groups SPV to BEE Holdco in exchange for an 11% shareholding in BEE Holdco.

The consideration receivable by the IDC for its Newco shares was determined with reference to the 30 trading day volume weighted average price at which a Kumba Resources share had traded on the day prior to the date on which the Kumba Resources cautionary announcement was issued, being 22 September 2005, and "ex" the entitlement to the Kumba Iron Ore distribution.

The Eyesizwe Coal shareholders (including ASAC and BHP Billiton) have agreed to reinvest their net proceeds flowing from the sale of Eyesizwe Coal to Newco, into the Eyesizwe SPV.

11. Conditions precedent

Implementation of the Transaction will be subject, inter alia, to:

* the completion of satisfactory due diligence reviews;
* the obtaining of the required funding;
* the signature and becoming unconditional of the requisite legal and funding agreements;
* the obtaining of the requisite regulatory approvals;
* the obtaining of Kumba Resources shareholder approvals for the Transaction, to the extent required, other than the whitewash resolution; and
* the obtaining of all other third party and shareholder approvals, to the extent required.

12. Cautionary announcement

A further announcement will be made on the Securities Exchange News Service and in the press as soon as the requisite legal agreements have been signed and the financial effects finalised. Accordingly, Kumba Resources shareholders are advised to exercise caution when trading in their securities until such time as a further announcement is made.

Johannesburg

13 October 2005

Structuring, financial and debt adviser to Anglo American

Deutsche Securities (SA) (Pty) Ltd

Member of the Deutsche Bank Group

Structuring, financial and debt adviser to Kumba Resources

Rand Merchant Bank

A division of FirstRand Bank Limited

Financial advisers to Eyesizwe

PricewaterhouseCoopers

Corporate Finance (Pty) Ltd

Attorneys to Anglo American

Webber Wentzel Bowens

Attorneys to Kumba Resources

Deneys Reitz Attorneys

Attorneys to Eyesizwe

Bell Dewar Hall

and

Moforah Nkwe Attorneys

Transaction sponsor to Anglo American

Deutsche Securities (SA) (Pty) Ltd

Member of the Deutsche Bank Group

Transaction sponsor to Kumba Resources

Rand Merchant Bank

A division of FirstRand Bank Limited

Sponsor to both Anglo American and Kumba Resources

JP Morgan

Communications advisers to the Transaction

Brunswick

Facilitators

Idc

and

BHP Billiton

Investment bank to Eyabantu

Nedbank Capital

Attorneys to the Eyabantu Consortium and the BEE Women"s Group

Kwinana Nyapotse Inc

Corporate law adviser to Kumba Resources

CLS Consulting Services (Pty) Ltd

ANALYST AND MEDIA PRESENTATION

A presentation will be held in the presence of the Minister of Minerals and Energy at 15h30 CAT today (Thursday, 13 October) to discuss the proposed Kumba empowerment transaction in the Ballroom at the Park Hyatt Hotel, Oxford Road, Rosebank, Johannesburg. The presentation will be followed by a Q&A session with questions being taken from the floor, via the web and over the phone. If you are unable to attend in person, the presentation can be accessed via:

Summit TV - DSTV channel 55

Webcast - www.KumbaBEE.com

Phone call - Please ask for the Kumba BEE Presentation - numbers below

South Africa

Toll +2711 535 3600

Toll-free 0800 200 648

Playback facility

South Africa & Other

+27 11 305 2030

Code 2084#

A conference call for analysts will commence at 17h45 CAT (16h45 BST, 11h45 EST) to discuss technical aspects of the transaction such as the structure and funding. This call will be hosted by Hugh Thompson, Anglo American, Riaan Koppeschaar, Kumba Resources and the transaction"s technical team. This call will not deal with issues of broader strategy which should be referred to normal contacts at Anglo American or Kumba. The dial - in numbers for that call are as follows. Please ask for "Kumba BEE Technical conference call".

South Africa

Toll +27 11 535 3600

Toll-free 0800 200 648

Playback facility

+27 11 305 2030

Code 2173#

Access more information on the transaction website: www.KumbaBEE.com

Date: 13/10/2005 07:31:08 AM Produced by the JSE SENS Department

KMB: Kumba - Ticor minority shareholders appr...

Kumba - Ticor minority shareholders approve proposal to acquire their Ticor Shares

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

TICOR LIMITED (TICOR) MINORITY SHAREHOLDERS APPROVE KUMBAS PROPOSAL FOR KUMBA TO ACQUIRE THEIR TICOR SHARES

Kumba notes the announcement made by Ticor to the Australian Stock Exchange (ASX) advising that approval has been obtained from the minority shareholders at a general meeting held in Perth, Australia today, 26 October 2005 with regard to Kumbas proposal to acquire all outstanding shares in Ticor not currently held by Kumba at a price of A$1.875 per share.

Shareholders are reminded that the final court hearing to approve the proposed scheme is scheduled for 1 November 2005.

Pretoria
26 October 2005

Financial Adviser and Sponsor
JPMorgan

For enquiries contact:
Trevor Arran
Kumba Resources Limited
General Manager, Corporate Affairs & Investor Relations
Tel: +27 (0) 83 609 1444

Date: 26/10/2005 12:04:03 PM Produced by the JSE SENS Department

26/10/2005 Source: JSE NEWS SERVICE

KMB: Kumba - Court Approves Ticor Scheme Of Arr...

Kumba - Court Approves Ticor Scheme Of Arrangement
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
COURT APPROVES TICOR SCHEME OF ARRANGEMENT
The Federal Court of Australia yesterday, 1 November 2005, approved the Scheme of Arrangement under which Kumba Investments (Australia) Pty Ltd (KIA), a wholly owned subsidiary of Kumba, will acquire all of the shares in Ticor Limited (Ticor) that it does not already own for A$1.875 cash per share (Scheme). KIA presently holds 51.22% of the issued share capital of Ticor.
Kumba understands that Ticor shares will be suspended from trading on the Australian Stock Exchange (ASX) from the close of business on 4 November 2005, and that payment of the Scheme consideration to Ticor shareholders will be made on 22 November 2005, the date that Ticor will be de-listed from the ASX.
Commenting on the outcome of the court hearing, Kumba Resources Chief Executive Dr Con Fauconnier said: We are delighted that we have now received the final approval required for our acquisition of the Ticor minorities. Our initial objectives were to simplify the Kumba group structure and create a significantly larger heavy minerals business with greater geographic and commodity diversification.
We wish to acknowledge the important and constructive role played by the Ticor Board since the start of our negotiations. We look forward to the closer working relationship with Ticor employees as well as our partners in the Tiwest joint venture in Australia.
Kumba was advised on the acquisition of the Ticor minority interests by JPMorgan and Mallesons Stephen Jaques.
Pretoria
02 November 2005
Financial Adviser and Sponsor
JPMorgan
For enquiries contact:
Trevor Arran
Kumba Resources Limited
General Manager, Corporate Affairs & Investor Relations
Tel: +27 (0) 83 609 1444
Date: 02/11/2005 09:57:11 AM Produced by the JSE SENS Department

02/11/2005 Source: JSE NEWS SERVICE


ANGLO
AMERICAN

Anglo American plc
(Incorporated in the United Kingdom)
(Registration number 3564138)
(Share code: AGL ISIN: GB0004901517)
("Anglo American")


KUMBA RESOURCES
Harnessing the Power of the Earth

Kumba Resources Limited
(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
(Share code: KMB ISIN: ZAE000034310)
("Kumba Resources")

Eyesizwe
MINING FOR THE NATION

Eyesizwe Mining (Proprietary) Limited
(Incorporated in the Republic of South Africa)
(Registration number 1999/008022/07)
("Eyesizwe Mining")

JOINT ANNOUNCEMENT RELATING TO A PROPOSED EMPOWERMENT TRANSACTION IN RESPECT OF KUMBA RESOURCES ("THE TRANSACTION") AND CAUTIONARY ANNOUNCEMENT


committed to transformation
Creating South Africa's flagship empowerment mining company

"Kumba Resources views BEE as a fundamental prerequisite for the long-term development and stability of the South African economy. Therefore, a distinguishing feature of its strategy is to commit the company to meaningful and sustainable BEE empowerment initiatives in all facets of its business. Progressive empowerment policies, the setting of aggressive employment equity targets and BEE are integral components of the company's value system and a code of conduct."

TRANSACTION HIGHLIGHTS:

The proposed empowerment transaction will result in:

- a fully funded, sustainable black economic empowerment ("BEE") transaction and the potential to unlock value for all Kumba Resources shareholders through the partial separation of the iron ore assets from the non iron ore assets into Kumba Iron Ore (a newly named company) and Newco (being the reconstituted Kumba Resources pursuant to the Transaction), respectively;
- the establishment of Newco as South Africa's flagship empowerment company with an enterprise value of approximately R16 billion:
  - South Africa's largest black-owned, controlled and managed company;
  - Newco will continue to be listed on the JSE Limited ("JSE");
  - control of Newco by broad-based BEE groups representative of South Africa's demographics via BEE Holdco, the black controlled holding company holding 55% of Newco;
  - a 17.8% effective and fully funded interest held by women's groups in BEE Holdco;
  - Newco employees holding 3% of Newco through an employee share option programme ("ESOP"), whose major beneficiaries will be black employees;
  - the minimum BEE ownership requirements of the Mining Charter being significantly exceeded;
  - Newco as a diversified mining company with an attractive investment case which is well positioned strategically and financially to take advantage of growth opportunities in the mining sector in South Africa, on the rest of the African continent and globally;
- the provision of facilitation to the BEE groups by Anglo American, The Industrial Development Corporation of South Africa Limited ("IDC") and Kumba Resources minorities;
- a targeted spread on the JSE of 25% for Newco;
- the retention by Anglo American of a residual stake in Newco as a demonstration of its long-term commitment to Newco;
- the creation of Kumba Iron Ore as a pure play iron ore company listed on the JSE with an enterprise value of approximately R14 billion which, through the unbundling to all existing Kumba Resources shareholders of the iron ore assets, will hold the majority of Kumba Resources' South African iron ore assets through Sishen Iron Ore Company (Proprietary) Limited ("SIOC"), with Newco retaining a 20% stake in SIOC;
- Northern Cape broad-based community groupings ("Northern Cape community group") acquiring a 3% interest in SIOC on a fully funded basis; and
- SIOC employees holding 3% of SIOC through an ESOP, whose major beneficiaries will be black employees.

TRANSACTION SUMMARY

The Transaction

- 80% of Kumba Resources' interest in SIOC will be transferred to a newly named company, Kumba Iron Ore, and unbundled to all existing Kumba Resources shareholders. Pursuant to the Transaction there will be two separate listed entities, namely:
  - Newco, which will have significant coal, heavy minerals and zinc assets, together with a 20% holding in SIOC; and
  - Kumba Iron Ore which will own 74% of Kumba Resources' South African iron ore operations, held through SIOC, after the Northern Cape community group and ESOP transactions.
- Kumba Resources' existing shareholders will hold shares in both listed companies in proportion to their existing shareholdings in Kumba Resources prior to the various steps required to implement the Transaction.
- Newco will acquire the entire issued share capital of Eyesizwe Coal (Proprietary) Limited ("Eyesizwe Coal") from Eyesizwe Mining and the other shareholders in Eyesizwe Coal. All the Eyesizwe Coal shareholders will, through a Special Purpose Vehicle ("SPV"), utilise the majority of the cash received to subscribe for shares in BEE Holdco.
- Consortia led by Eyabantu Capital (Proprietary) Limited ("Eyabantu"), TisoGroup (Proprietary) Limited ("Tiso") and South African Women in Mining Association ("BEE Women's Groups"), through SPVs, and the IDC will subscribe for shares in BEE Holdco through the injection of either cash or Newco shares.
- BEE Holdco will, through a series of inter-conditional transaction steps, acquire and exercise control over 55% of Newco's issued ordinary share capital.
- Shares in Newco, being approximately 3% of its issued ordinary share capital, will be made available to employees of Newco through a Newco ESOP, the majority of the beneficiaries of which will be black employees. Accordingly, BEE Holdco together with the Newco ESOP will hold 58% of Newco.
- The Northern Cape community group will acquire a vendor funded interest of approximately 3% in the issued ordinary share capital of SIOC.
- Shares in SIOC, being approximately 3% of its issued ordinary share capital, will be made available to employees of SIOC through a SIOC ESOP, the majority of the beneficiaries of which will be black employees.

THE OTHER TRANSACTIONS

- As separate and independent transactions:
  - Kumba Resources has made a proposal, recommended by the independent directors of the Ticor Limited ("Ticor") board, subject to no superior offer being received and Ticor minority shareholder and Australian court approval, to acquire, for cash, the outstanding shares (48.8%) in Ticor which it does not already own through a scheme of arrangement in terms of the Australian Corporations Act; and
  - Anglo American will, subject to certain conditions, including the implementation of the Transaction, grant options to Newco to acquire 100% of Namakwa Sands (heavy minerals assets) and 26% of Black Mountain and Gamsberg (zinc assets) at a fixed price, in addition to an offtake agreement in respect of zinc concentrate.

KEY INVESTMENT HIGHLIGHTS

As a result of the above transactions and assuming that Newco exercises the options set out above, Newco would:

- have an enterprise value of approximately R16 billion;
- become the second largest titanium slag producer and the third largest titanium feedstock and zircon supplier globally;
- be the fourth largest coal producer in South Africa producing 45 million tonnes of coal per annum;
- strengthen its leading position in the Southern African zinc market;
- have a significant interest in iron ore through its 20% stake in SIOC;
- have a significant greenfield and brownfield project pipeline to exploit its significant reserve and resource base; and
- have significant financial capacity to expand its business with a net debt level of R0.8 billion initially, and increasing to R3.25 billion after exercising the options, implying debt levels of 20% of enterprise value.

Following the unbundling Kumba Iron Ore will:

- have an enterprise value of approximately R14 billion;
- offer significant growth opportunities particularly in South Africa with production targeted to increase from 32 to 42 million tonnes per annum by 2008; and
- be a subsidiary of the Anglo American group.



"Kumba Resources views BEE as a fundamental prerequisite for the long-term development and stability of the South African economy. Therefore, a distinguishing feature of its strategy is to commit the company to meaningful and sustainable BEE empowerment initiatives in all facets of its business. Progressive empowerment policies, the setting of aggressive employment equity targets and BEE are integral components of the company's value system and a code of conduct."


ANGLO
AMERICAN


KUMBARESOURCES
Harnessing the Power of the Earth


Eyesizwe
MINING FOR THE NATION

THE TRANSACTION

1. Introduction

The boards of Anglo American and Kumba Resources ("the Companies") are pleased to announce that a binding transaction framework agreement has been entered into by the Companies and the ultimate shareholders of BEE Holdco, comprising Eyesizwe Mining (the vehicle housing the Historically Disadvantaged South Africans' ("HDSA") shareholdings of Eyesizwe) and other minority shareholders in Eyesizwe Coal (being primarily Anglo American, BHP Billiton Plc ("BHP Billiton") and the Eyesizwe Coal Employees Share Trust), the Eyabantu and Tiso consortia, the BEE Women's Groups and the IDC, regarding a series of transactions which, if implemented, will result in the transfer of a controlling stake in Newco to a black-owned and controlled vehicle through a fully funded and sustainable BEE transaction.

2. Strategic rationale

Since its establishment in 2001, Kumba Resources has viewed BEE as a strategic imperative to enable the company to become truly South African. Accordingly, Kumba Resources' strategy was to:

- establish a premier, independent South African mining house;
- build a credible empowerment base for the company; and
- position the company to play a constructive role in the transformation and development of the South African mining industry.

Kumba Resources' Pre-Listing Statement dated 29 October 2001 noted the following:

"Kumba Resources views BEE as a fundamental prerequisite for the long-term development and stability of the South African economy. Therefore, a distinguishing feature of its strategy is to commit the company to meaningful and sustainable BEE empowerment initiatives in all facets of its business. Progressive empowerment policies, the setting of aggressive employment equity targets and BEE are integral components of the company's value system and a code of conduct."

Similarly, Anglo American and the IDC, as the major shareholders in Kumba Resources and as significant participants in the South African economy, are fully supportive of the letter and spirit of the Mineral and Petroleum Resources Development Act and the Mining Charter and have, accordingly, played a key role in the introduction of meaningful and sustainable BEE in Kumba Resources. To achieve this strategic objective, the Companies and the IDC jointly developed the Transaction to establish Newco as the premier empowerment diversified mining company in South Africa, with a strong investment case, capable of sustainable growth and representative of South Africa's demographics.

Whilst the Mining Charter prescribes BEE ownership targets of 15% by 2009 and 26% by 2014, the Transaction will significantly exceed the requirements of the Mining Charter, through:

- the establishment of Newco as a premier 58% black-owned, controlled and managed diversified mining company in South Africa, listed on the JSE; and
- the empowerment of Kumba Resources' separately listed iron ore assets through 26% black ownership of SIOC on day-one.

The Companies believe that the separate listing of Kumba Resources' iron ore assets will unlock value for all Kumba Resources shareholders through the creation of a pure iron ore play via Kumba Iron Ore and South Africa's flagship empowerment company via Newco. In addition, Newco will be positioned for growth through strategic acquisitions, including the immediate acquisition of 100% of Namakwa Sands and part of the business of Black Mountain based on its financial capability and empowerment status.

Since the creation of Eyesizwe Coal, sponsored and facilitated by Anglo American and BHP Billiton, it has proven to be a successful black-owned and managed company with shareholders' value having increased significantly. The BEE shareholders of Eyesizwe Coal believe that they can leverage their success into the establishment of Newco and simultaneously diversify their exposure from a single commodity to a diversified mining company. The non-BEE shareholders of Eyesizwe Coal are fully supportive of this initiative.

3. The current and proposed Newco Group structure

3.1 Current Kumba Resources Group structure


Minorities
Anglo American*
IDC
19.8%
66.2%
14%
Kumba Resources
Iron Ore
Coal
Heavy Minerals
Other
100%
SIOC

*Listed on the JSE

3.2 The proposed Newco Group structure


85%
Minorities
14%
Eyesizwe SPV
Eyabantu SPV
Tiso SPV
BEE Women's SPV
19.8%
15%
54.48%
9.76%
9.76%
11%#
Kumba Iron Ore*
66.2%
Anglo American*
BEE Holdco
Newco ESOP
55%
74%
3%
Northern Cape community group
17%
3%
SIOC
Newco*
25%
3%
SIOC ESOP
20%
Iron Ore
Coal
Heavy Minerals
Other

*Listed on the JSE

#17.8% effective holding

58% black-owned and controlled on day-one

26% black-owned and controlled on day-one

4. The Transaction

4.1 The Transaction

The Transaction, which is subject to the fulfilment or waiver (if possible) of the conditions precedent detailed in paragraph 11, comprises the following series of indivisible and inter-conditional transaction steps which will effectively be implemented simultaneously:

Step 1

Kumba Resources will transfer 80% of the issued ordinary shares in SIOC to Kumba Iron Ore, a wholly-owned subsidiary of Kumba Resources, in exchange for ordinary shares in Kumba Iron Ore.

Step 2

Kumba Resources will unbundle, by way of a dividend or payment under section 90 of the South African Companies Act, the entire issued ordinary share capital of Kumba Iron Ore to Kumba Resources' existing shareholders. Simultaneously the issued ordinary shares in Kumba Iron Ore will be listed on the JSE by way of an introduction.

Step 3

Kumba Resources will make an offer to repurchase from all Kumba Resources shareholders, *pro rata* to their existing shareholding, by way of a specific buy-back, so many ordinary shares in Newco ("ex" the entitlement to the Kumba Iron Ore distribution) as can be repurchased with a maximum aggregate amount of R1 620 million (after paying STC of R203 million). All Kumba Resources shareholders will be afforded the opportunity to tender excess shares into the offer for *pro rata* acceptance to the extent that some shareholders may elect not to participate in the buy-back offer.

To the extent required, Anglo South Africa Capital (Proprietary) Limited ("ASAC"), an indirectly wholly-owned subsidiary of Anglo American and the holder of Anglo American's shares in Kumba Resources, has undertaken to offer to sell such additional shares in the buy-back following the *pro-rata* offer so as to ensure that the maximum percentage of Newco ordinary shares which can be bought back in the buy-back offer, in aggregate, is repurchased.

The consideration payable per ordinary share repurchased in the buy-back ("the buy-back price") will be determined by applying a 24.44% discount to the projected market value of the shares in Newco following the unbundling of the Kumba Iron Ore shares, calculated with reference to the 30-day volume weighted average price of Kumba Resources shares as at the last practicable date prior to the posting of the Transaction documentation to Kumba Resources shareholders.

Step 4

Eyesizwe Mining and the other shareholders of Eyesizwe Coal (including ASAC and BHP Billiton) will sell their ordinary shares in Eyesizwe Coal to Newco for R1 582 million in cash. Such proceeds, net of *inter alia* an approximate R100 million retention, any tax liability and other statutory costs, will be used to subscribe for ordinary shares in Eyesizwe SPV which in turn will subscribe for 54 484 189 ordinary shares in BEE Holdco (constituting 54.48% of BEE Holdco after the implementation of the Transaction), at a price of R25.62 per share and an aggregate subscription price of R1 396 million.

Step 5

The Tiso SPV (with funding support provided by Nedbank Capital, a division of Nedbank Limited ("Nedbank") and The Standard Bank of South Africa Limited) and the Eyabantu SPV (with funding support provided by Nedbank) will each subscribe for 9 757 896 BEE Holdco ordinary shares at R25.62 per share in cash and an aggregate subscription price of R250 million each, constituting a 9.76% shareholding for each of the Tiso and Eyabantu SPVs in BEE Holdco after the implementation of the Transaction.

The IDC will facilitate the BEE Women's Group SPV's subscription for shares in BEE Holdco by selling 6 889 329 of its Newco shares to the BEE Women's Group SPV in exchange for preference shares in the BEE Women's Group to the value of R282 million. The BEE Women's Group SPV will, in turn, sell all of the Newco shares so acquired to BEE Holdco in exchange for the issue of 11 000 000 ordinary shares in BEE Holdco (11% of BEE Holdco after the implementation of the Transaction) at R25.62 per share and an aggregate subscription price of R282 million.

Step 6

The IDC will sell 35 370 671 Newco ordinary shares to BEE Holdco for a purchase price of R1 447 million. The purchase consideration will be settled by the issue of 15 000 000 ordinary shares in BEE Holdco at an issue price of R25.62 per share and an aggregate issue price of R384 million and the balance of the consideration will be settled by the issue by BEE Holdco of preference shares. Following the implementation of the Transaction, the IDC will hold 15% of BEE Holdco's issued ordinary share capital.

Step 7

Newco will issue 55 718 339 ordinary shares, comprising 17.25% of Newco's issued ordinary share capital after the implementation of the Transaction, to BEE Holdco, for a cash consideration of R1 711 million, representing a subscription price of R30.70 per Newco share.

The subscription price of R30.70 per Newco share represents a 27% discount to the projected market value of the ordinary shares in Newco following the distribution of the Kumba Iron Ore shares. This was calculated with reference to the 30 trading day volume weighted average price at which a Kumba Resources share had traded on the day prior to the date on which the Kumba Resources cautionary announcement was issued, being 22 September 2005, and "ex" the entitlement to the Kumba Iron Ore distribution.

Step 8

The Northern Cape community group will acquire a 3% shareholding in the issued share capital of SIOC from Kumba Iron Ore for a consideration of R458 million, to be settled through the issue of preference shares by the Northern Cape community group or an appropriate vehicle to Kumba Iron Ore.

In addition, the SIOC ESOP will purchase from Kumba Iron Ore a 3% shareholding in the issued share capital of SIOC from Kumba Iron Ore on terms and conditions and at prices that are still to be agreed.

Step 9

ASAC will sell 79 717 416 million of its Newco ordinary shares to BEE Holdco for R2 850 million. The purchase price of R35.75 per Newco share represents a 15% discount to the projected market value of the ordinary shares in Newco following the distribution of the Kumba Iron Ore shares. This was calculated with reference to the 30 trading day volume weighted average price at which a Kumba Resources share had traded on the day prior to the date on which the Kumba Resources cautionary announcement was issued, being 22 September 2005, and "ex" the entitlement to the Kumba Iron Ore distribution.

The purchase consideration will be settled by the issue by BEE Holdco of variable rate redeemable preference shares to ASAC, redeemable in full at the end of seven years and entitling ASAC to a dividend equal to all the ordinary dividends paid during the seven year period on the Newco shares sold by ASAC.

Step 10

The Newco ESOP will subscribe for 3% of Newco's issued share capital after the implementation of the Transaction, on terms and conditions and at prices that are still be to agreed.

4.2 Other transactions

The Ticor transaction

As a separate and independent transaction, Kumba Resources has proposed to acquire the outstanding shares (48.8%) in Ticor which it does not already own for cash through a scheme of arrangement in terms of the Australian Corporations Act.

In this regard, Kumba Resources shareholders are referred to the Kumba Resources announcement dated 8 August 2005 and the subsequent cautionary announcement dated 23 September 2005.

The Namakwa Sands and Black Mountain transactions

In order to position Newco strategically as a leading global supplier of titanium dioxide and zircon, strengthen its position in the South African zinc market and to further enhance the Newco investment case, Anglo American has agreed, on the proviso that Newco becomes fully empowered and subject to certain conditions, to grant options to Newco to acquire certain Anglo American assets.

Accordingly, as separate and independent transactions, but simultaneously with the Transaction, Anglo Operations Limited, an indirectly wholly-owned subsidiary of Anglo American, will grant fixed price options to Newco, exercisable within a period of 90 days from the completion date of the Transaction, giving Newco the rights to acquire:

i. the entire Namakwa Sands business and assets for a cash consideration of R2 125 million; and

ii. a 26% undivided share in the assets and businesses of Black Mountain and Gamsberg for an aggregate cash price of R180 million, in addition to an offtake agreement in respect of zinc concentrate.

5. Change of control in Newco and waiver of mandatory offer

Pursuant to Steps 3, 5, 6, 7 and 9, BEE Holdco will acquire in excess of 35% of the issued ordinary shares of Newco. The Securities Regulation Panel ("SRP") has indicated that it will give a written ruling in terms of Rule 8.1 of the Securities Regulation Code on Take Overs and Mergers ("the SRP Code") allowing BEE Holdco to dispense with the requirement to extend a mandatory offer to Kumba Resources minority shareholders provided a simple majority of the independent Kumba Resources shareholders, in general meeting, waive the requirement for a mandatory offer by BEE Holdco ("the whitewash resolution").

If the whitewash resolution is not passed, BEE Holdco shall extend a mandatory offer to the Kumba Resources minorities for a consideration of either:

- R40.91 per Newco share, to be settled by BEE Holdco through the issue of ordinary shares and a range of preference shares in BEE Holdco (as issued to ASAC, the BEE Women's Group SPV and the IDC), the combination of which is still to be determined; or
- the buy-back price per Newco share payable in cash by BEE Holdco, which will be determined by applying a 24.44% discount to the projected market value of the shares in Newco following the unbundling of the Kumba Iron Ore shares, calculated with reference to the 30-day volume weighted average price of Kumba Resources shares as at the last practicable date prior to the posting of the Transaction documentation to Kumba Resources shareholders.

The cash consideration payable by BEE Holdco under the mandatory offer shall be funded by ASAC, or such other Anglo American subsidiary as appropriate.

6. JSE spread requirements

Kumba Resources does not currently comply with the shareholder spread requirements contained in the JSE Listings Requirements. This will continue to be the case after the Transaction, irrespective of whether the minority shareholders in Kumba Resources vote in favour of the 'whitewash resolution' discussed in paragraph 5 or not. The Companies have undertaken to the JSE that all reasonable commercial endeavours will be used for Newco to achieve a targeted spread of 25% of its shares held by shareholders defined as public in terms of the Listings Requirements of the JSE within an agreed timeframe.

committed to transformation

Creating South Africa's flagship empowerment mining company

7. Opinions and recommendations

As steps 3, 5, 6, 7 and 9 collectively constitute an affected transaction in terms of the SRP Code, the board of directors of Kumba Resources will appoint an independent adviser to advise the Kumba Resources minority shareholders in respect of the Transaction.

8. Overview of the BEE participants

The Companies jointly selected Eyesizwe Mining, the Eyabantu Consortium, the Tiso Consortium, the BEE Women's Group and the Northern Cape community group as their BEE investors. The selection process involved the assessment of these BEE investors against certain criteria agreed by the Companies.

Eyesizwe Mining, the primary participant in the Eyesizwe SPV, was selected as the lead BEE participant, given its proven leadership, managerial and operational track record in the mining sector as well as its strong broad-based representation.

8.1 Eyesizwe SPV

The Eyesizwe SPV, which will be controlled by Eyesizwe Mining, will acquire 54.48% of BEE Holdco.

	% in Eyesizwe SPV	Effective % in BEE Holdco
Eyesizwe Mining	66%	36.0%
Coal Employees Trust	10%	5.4%
AngloCoal	11%	6.0%
BHP Billiton	9%	4.9%
Other	4%	2.2%
	100.0%	54.5%

Eyesizwe Mining, controlled by Eyesizwe Holdings, is a 100% black-owned and managed company, founded by Sipho Nkosi in 1999 through the formation of NewCoal (renamed Eyesizwe Coal) established by Anglo American and BHP Billiton. Other shareholders in Eyesizwe Mining, which collectively account for 67.5% of Eyesizwe Mining's issued share capital, include broad-based groupings such as the investment arm of Nehawu, represented through the Tshedza Trust, some 250 000 beneficiaries linked primarily to the health and education sectors of the economy, the National Movement of Rural Women, a non-profit organisation supporting women and rural communities throughout South Africa and particularly around the mines in which Eyesizwe operates, and a number of youth organisations and trusts representing youth development programmes and youth clubs on a national basis.

8.2 Eyabantu Consortium

The Eyabantu Consortium, led by Eyabantu, will acquire 9.76% of BEE Holdco.

	% in consortium	% in BEE Holdco
Eyabantu	46.6%	4.5%
Northern Cape Trusts and investors	35.4%	3.5%
South African Women in Mining Association ("SAWIMA")	3.8%	0.4%
South African Women In Mining Investment Holdings ("SAWIMIH")	5.1%	0.5%
Xiphemu Investments	5.1%	0.5%
Pinkie Ncetezo	4.0%	0.4%
	100.0%	9.8%

Eyabantu Capital, a 100% black-owned and managed company, is a new generation empowerment company, comprised of experienced individuals with a proven track record in mining, engineering, project management and finance. The company's founding members and shareholders, who collectively own 46.6% of the Eyabantu Consortium, include Nchakha Moloi, Rain Zihlangu, Phuthuma Nhleko, Zolisile Mapipa, Nomveliso Toyi, Pontso Maruping and Nonkqubela Mazwai.

8.3 Tiso Consortium

The Tiso Consortium, led by Tiso, will acquire a 9.76% interest in BEE Holdco.

	% in Consortium	% in BEE Holdco
Tiso	71.3%	7.0%
Northern Cape Mining Partnership	7.5%	0.7%
Jay & Jayendra Group	2.5%	0.2%
Nozala Investments (Pty) Ltd	15.0%	1.4%
Northern Cape – National Movement of Rural Women	3.7%	0.4%
	100.0%	9.8%

Tiso, which owns 71% of the consortium, is a majority black-owned and controlled empowerment investment holding company with key investments in the natural resources, industrial and financial services sectors. Tiso is comprised of experienced individuals with a proven track record in corporate and project finance advisory, strategic and operational management and private equity.

8.4 BEE Women's Groups

The Companies are committed to increasing the level of participation of women within the mining industry. Whilst 6.8% of BEE Holdco's share capital is indirectly held by women's groups participating in Eyesizwe Mining (3.6%), the Eyabantu Consortium (1.4%) and the Tiso Consortium (1.8%), the Companies resolved to allocate an additional direct interest of 11% in BEE Holdco to women's groups. Accordingly, approximately 17.8% of BEE Holdco will be held by women's groups. These groups and their attributable economic interests in BEE Holdco's share capital will be as follows:

	% in BEE Holdco		
	Direct	Indirect	Total
National Movement of Rural Women	2.3%	3.6%	5.9%
Malibongwe Women's Development Organisation	2.2%	–	2.2%
SAWIMA	2.2%	0.4%	2.6%
Xiphemu Investments	–	0.5%	0.5%
SAWIMIH	1.9%	0.5%	2.4%
Nozala Investments	1.9%	1.4%	3.3%
Northern Cape – National Movement of Rural Women	0.5%	0.4%	0.9%
	11.0%	6.8%	17.8%

The 11% stake will be held through Basadi Bakopane Investments (Proprietary) Limited, an SPV ("BEE Womens Groups SPV") which will be co-ordinated by SAWIMA as spokesperson for the SPV, via SAWIMIH.

- **South African Women in Mining Association ("SAWIMA")**

  SAWIMA, launched in December 1999, is a non-profit organisation representing interests of South African women in mining and related fields. The beneficiaries of SAWIMA are women spanning all the provinces in South Africa who pay membership fees and in return receive training and development in mining related ventures.

- **South African Women in Mining Investments Holdings ("SAWIMIH")**

  SAWIMIH is an investment associate of SAWIMA and was registered in October 2003. SAWIMIH is a majority black women owned and managed company, whose vision is to be the leading broad-based women mining investment company in Africa. The company's mission is to empower women in the mining sector by participating and investing in ventures that will create value for its shareholders.

- **Malibongwe Women's Development Organisation ("Malibongwe")**

  Malibongwe is a non-government, non-profit organisation that is committed to socially and economically developing and empowering South African women, with a particular emphasis on previously disadvantaged women in both rural and urban areas. Malibongwe runs a number of community projects such as home based care for HIV/AIDS sufferers, caring for HIV/AIDS orphans and income generation for women. Malibongwe has ten Commissions aimed at empowering women in fields such as construction, security, health, capacity building, fruit gardening, manufacturing, cleaning, child minding and home based care. The organisation acts as a catalyst in building bridges between women in rural and urban areas.

  Malibongwe has no shareholders. Profits that accrue to the organisation are used for the sole benefit of its development projects. Recent projects have benefited a number of women and include HIV/AIDS management and education programs, income generation projects, poverty alleviation and food distribution projects.

  Malibongwe is chaired by Ms NV Gxowa, an esteemed leader of the Women Rights Movement and a community builder since the 1950's.

- **National Movement of Rural Women ("NMRW")**

  NMRW is a non-profit organisation which focuses on empowering women on a national basis, through community-based projects, capacity building, training and skills development, HIV/AIDS awareness and other gender specific initiatives. NMRW, which has a membership of 1000 women, has a strong presence in all nine provinces of South Africa and has active Chapters in Mpumalanga, Limpopo, Free State and the Northern Cape. The direct beneficiaries of the projects are approximately 1 500 and 2 000 indirectly. NMRW also owns a 10% interest in Eyesizwe Mining. The Northern Cape Chapter of NMRW has approximately 100 members that work on the projects in the region.

- **Nozala Investments (Proprietary) Limited ("Nozala Investments")**

  Nozala Investments is a broad-based investment company, which is 100%-owned by women. The company, which has a national membership of over 500 000 women, aims to actively promote the economic advancement of women. 26% of the company is held by national broad-based empowerment shareholders which include the NMRW, representing more than 250 000 beneficiaries, the Workers Investment Corporation an investment vehicle involved in education and training and designed to benefit individual worker members, representing 200 000 beneficiaries and the Muthande Society for the Aged, a community based organisation founded by a group of health nurses and educators to develop community resources to assist elderly and HIV affected families and representing 2 500 beneficiaries and Umanyano Lwentandazo Lwamanina, a Christian women's guild representing 100 000 women and aimed at identifying with projects within the church that support the poor. Other BEE women shareholder groups are Akhona Trade & Investment, Kwazulu Natal group representing 3 000 women, Mmathari, Itumeleng, Katekani and Sequoia Investments.

- **Northern Cape – National Movement of Rural Women ("NC-NMRW")**

  NC-NMRW is a non-profit organisation which focuses on the development of rural women in the Northern Cape. The organisation owns a 3.75% interest in the Tiso Consortium. NC-NMRW is involved in training and skills development, poverty alleviation and job creation projects, health education and HIV awareness, and support to basic housing needs. The current projects have benefited over 2 000 households.

- **Xiphemu Investments (Proprietary) Limited ("Xiphemu Investments")**

  Xiphemu Investments has been incorporated as a black owned women empowerment SPV in terms of which three SAWIMA member companies will participate in the Transaction.

8.5 Northern Cape community group

The Northern Cape community group is a broad-based empowerment grouping representing an estimated 200 000 historically disadvantaged individuals from the Northern Cape community, an area that is geographically relevant to Kumba's iron ore operations. The Northern Cape community group will acquire a 3% interest in SIOC from Kumba Iron Ore and participants of the group will comprise:

- **Kgalagadi Poverty Node Charitable Trust ("Kgalagadi Trust")**

  The Kgalagadi Trust is a broad-based development trust representing 181 000 beneficiaries. The trust focuses on alleviating poverty in the Kgalagadi district by supporting community projects that benefit a broad range of beneficiaries.

- **Maphalane Disabled People's Trust**

  The Maphalane Disabled Children's Trust has been formed specifically to look after the interests of disabled people in the Northern Cape and particularly those communities affected by the mining operations. The trust has amongst its beneficiaries a multi-purpose centre used for the training of parents whose children live with disabilities. The trust also facilitates and assists in the taking care of abandoned disabled children from informal settlements and rural areas as well as disabled AIDS orphans, a vulnerable sector of children often overlooked in the fight against the pandemic. Currently the trust has 2000 beneficiaries.

- **Gamagara Development Forum ("Gamagara Forum")**

  The Gamagara Forum is a non-profit organisation that serves as the planning and local development co-ordination platform for the areas surrounding Sishen Mine and has as its beneficiaries and estimated 25 000 people in the communities of Deben, Sishen, Katu, Dingleton and Olifantshoek.

- **Tsantsabane Social and Labour Development Forum ("Tsantsabane Forum")**

  The Tsantsabane Forum is a non-profit community organisation in the Postmasburg region for the benefit, welfare, maintenance, improvement and development of women in the community of Tsantsabane Municipality. The Tsantsabane Forum is chaired by the Mayor of Postmasburg. The Tsantsabane Forum's beneficiaries are approximately 10 000.

"Kumba Resources views BEE as a fundamental prerequisite for the long-term development and stability of the South African economy. Therefore, a distinguishing feature of its strategy is to commit the company to meaningful and sustainable BEE empowerment initiatives in all facets of its business. Progressive empowerment policies, the setting of aggressive employment equity targets and BEE are integral components of the company's value system and a code of conduct."

9. Funding

BEE Holdco will source funding as follows:

Equity	R2.5 billion
Senior Debt	R1.6 billion
Mezzanine Debt	R1.1 billion
IDC Preference Shares	R1.1 billion
Anglo Finance Preference Shares	R2.9 billion
Total	R9.2 billion

BEE Holdco will use the funding sourced as follows:

Loan to Anglo Finance	R2.9 billion
Newco shares	R6.3 billion
Total	R9.2 billion

To the extent that Newco exercises the options set out in paragraph 4.2 and the acquisition of the minority interests in Ticor is approved, it will make the following acquisitions totalling R5.2 billion:

Minority interests in Ticor	R1.3 billion
Eyesizwe Coal	R1.6 billion
Namakwa Sands business and assets	R2.1 billion
26% of Black Mountain and Gamsberg	R0.2 billion
Total	R5.2 billion

In addition, Newco will undertake a specific *pro rata* share buy-back of R1.8 billion (including STC).

Newco will source the funding for the above acquisitions (R5.2 billion) and the share buy-back (R1.8 billion) as follows:

Loan repayments and special dividend from SIOC	R2.8 billion
Share subscription by BEE Holdco	R1.7 billion
Senior debt from third party banks*	R2.2 billion
Vendor finance in respect of the Namakwa Sands purchase*	R0.3 billion

*Newco will have R0.8 billion of net debt post the unbundling of Kumba Iron Ore. To the extent that Newco exercises the options as set out in paragraph 4.2 and acquires the minority interests in Ticor, Newco will have net debt of R3.25 billion.

The Northern Cape community group's 3% shareholding in SIOC will be vendor financed by Kumba Iron Ore through preference shares (R0.5 billion).

10. Facilitation

Recognising the level of empowerment, the facilitation cost to Kumba Resources shareholders as a percentage of Kumba Resources' market capitalisation is in line with similar BEE transactions in the sector that only met the minimum BEE ownership requirements. However, the bulk of the facilitation is being borne by Anglo American through the discount on the sale transactions. In addition, Anglo American and the IDC have played an important role in facilitating the meaningful and sustainable funding of such a landmark transaction.

Anglo American, as the majority shareholder in Kumba Resources, will provide its facilitation via:

- effectively transferring control in Newco to BEE Holdco via, inter alia, a R2.85 billion sale of shares in Newco to BEE Holdco at a 15% discount in exchange for preference shares and Anglo American's participation in a specific pro-rata share buy-back by Newco at a 24.44% discount;
- providing a fixed coupon on the loan from BEE Holdco to enable BEE Holdco to raise competitive financing;
- providing R445 million of subordinated debt to BEE Holdco;
- accepting a vendor loan of R0.25 billion as part consideration for the Namakwa Sands disposal to Newco, if the option in this regard is exercised; and
- to the extent required, providing the funding to BEE Holdco, at no cost, to finance a mandatory offer to be made by BEE Holdco in terms of the Transaction if the 'whitewash resolution' in paragraph 5 is not approved by Kumba Resources shareholders.

The IDC, as a key shareholder in Kumba Resources and key facilitator of empowerment for Government, will:

- inject R1 447 million of its Newco shares into BEE Holdco in exchange for a 15% minority equity position (R384 million) and preference shares (R1 063 million); and
- sell the balance (R282 million) of its Newco shares to the BEE Women's Groups SPV in return for preference shares in the BEE Womens Groups SPV. These Newco shares will be sold by the BEE Women's Groups SPV to BEE Holdco in exchange for an 11% shareholding in BEE Holdco.

The consideration receivable by the IDC for its Newco shares was determined with reference to the 30 trading day volume weighted average price at which a Kumba Resources share had traded on the day prior to the date on which the Kumba Resources cautionary announcement was issued, being 22 September 2005, and "ex" the entitlement to the Kumba Iron Ore distribution.

The Eyesizwe Coal shareholders (including ASAC and BHP Billiton) have agreed to reinvest their net proceeds flowing from the sale of Eyesizwe Coal to Newco, into the Eyesizwe SPV.

11. Conditions precedent

Implementation of the Transaction will be subject, *inter alia*, to:

- the completion of satisfactory due diligence reviews;
- the obtaining of the required funding;
- the signature and becoming unconditional of the requisite legal and funding agreements;
- the obtaining of the requisite regulatory approvals;
- the obtaining of Kumba Resources shareholder approvals for the Transaction, to the extent required, other than the whitewash resolution; and
- the obtaining of all other third party and shareholder approvals, to the extent required.

12. Cautionary announcement

A further announcement will be made on the Securities Exchange News Service and in the press as soon as the requisite legal agreements have been signed and the financial effects finalised. Accordingly, Kumba Resources shareholders are advised to exercise caution when trading in their securities until such time as a further announcement is made.

Johannesburg
13 October 2005

Structuring, financial and debt adviser to Anglo American

Deutsche Securities
Member of the Deutsche Bank Group

Structuring, financial and debt adviser to Kumba Resources


RAND MERCHANT BANK
A division of FirstRand Bank Limited

Financial advisers to Eyesizwe


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Corporate Finance (Pty) Ltd



Attorneys to Anglo American

WWB
WEBBER WENTZEL BOWENS

Attorneys to Kumba Resources

DENEYS | REITZ

Attorneys to Eyesizwe


bell dewar hall





Transaction sponsor to Anglo American


Deutsche Securities
Member of the Deutsche Bank Group

Transaction sponsor to Kumba Resources




RAND MERCHANT BANK
A division of FirstRand Bank Limited

Sponsor to both Anglo American and Kumba Resources

JPMorgan

Communications advisers to the Transaction

BRUNSWICK

Facilitators




IDC


bhpbilliton

Investment bank to Eyabantu


NEDBANK
CAPITAL

Attorneys to the Eyabantu Consortium and the BEE Women's Group




Kwinana Nyapotse Inc

Corporate law adviser to Kumba Resources






ANGLO
AMERICAN


KUMBA RESOURCES
Harnessing the Power of the Earth


Eyesizwe
MINING FOR THE NATION


IDC


TisoGroup


EYABANTU


SAWIMIH


committed to transformation

Creating South Africa's flagship empowerment mining company


ANGLO
AMERICAN

KUMBA RESOURCES
Harnessing the Power of the Earth

Eyesizwe
MINING FOR THE NATION

IDC

TisoGroup

EYABANTU

SAWIMIH

committed to transformation

Creating South Africa's flagship empowerment mining company


ANGLO
AMERICAN


KUMBA RESOURCES
Harnessing the Power of the Earth


Eyesizwe
MINING FOR THE NATION

KUMBA RESOURCES LIMITED

"Creating South Africa's flagship empowerment mining company"



Committed to transformation

2 Outline of presentation

1. **Overview of and rationale for the transaction**
   P Lazarus Zim (CEO Anglo American – South Africa)
2. **Unpacking the transaction**
   Con Fauconnier (CEO Kumba Resources)
3. **The BEE partnership and Newco investment case**
   Sipho Nkosi (CEO Eyesizwe)
4. **The Women's Group**
   Pinkie Ncetezo (Chairperson Basadi Ba Kopane)
5. **Kumba Iron Ore and Anglo's strategic intent**
   Philip Baum (CEO Anglo Ferrous & Industries)
6. **Role of the IDC**
   Geoffrey Qhena (CEO Industrial Development Corporation)
7. **Ministerial address**
   Hon. Minister Lindiwe Hendricks (Department of Minerals and Energy)


ANGLO
AMERICAN


KUMBA RESOURCES
Harnessing the Power of the Earth


Eyesizwe
MINING FOR THE NATION



P LAZARUS ZIM

CEO - Anglo American South Africa

4 An historic occasion

- Establishment of **South Africa's flagship empowerment mining company**
- South Africa's **largest black owned, controlled and managed company**
- Creation of a company with an **enterprise value of c. R16 billion**
- **Fully funded and sustainable** transaction
- **Significant facilitation** provided to BEE groups
- **17.8% women's group participation**
- **26% empowerment of iron ore** assets on day-one
- Materially **exceeds the Mining Charter's BEE ownership requirements**
- Embodies the **spirit of sustainable transformation**
- **Attractive investment cases with significant growth potential**

A new journey

5 The process leading up to the transaction

- The BEE identification and selection process was designed to select BEE parties who were:
  - **focused**;
  - had **relevant operational and leadership capability** and capacity; and
  - included **broad-based representation** and new generation players
- Management and boards of Anglo and Kumba fully involved
- Government regularly briefed on process and proposition
- Extensive dialogue with the IDC regarding formulation of the proposition - IDC played an instrumental role in facilitating the proposal
- Other stakeholders actively and continuously engaged

Comprehensive and inclusive process

6 Key players in creating South Africa's flagship empowerment company



The Department of Minerals and Energy
Republic of South Africa


The Presidency

IDC

the dti


Northern Cape Provincial Government

ANGLO COAL


Eyesizwe


bhpbilliton
EYABANTU

TisoGroup

National Movement of Rural Women

Malibongwe Women's Development Organisation


SAWIMA

Xiphemu Investments


SAWIMIH

NOZALA

Northern Cape – National Movement of Rural Women


KUMBA RESOURCES
Harnessing the Power of the Earth

ANGLO AMERICAN

7

Key advisers in creating South Africa's flagship empowerment company

Deutsche Bank 


RAND MERCHANT BANK
A division of FirstRand Bank Limited


PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers
Corporate Finance (Pty) Ltd




WWB
WEBBER WENTZEL BOWENS


DENEYS REITZ


bell dewar hall


Maforah Nkwe Attorneys




BRUNSWICK


KN

Kwinana Nyapotse Inc.


NEDBANK
CAPITAL


ANGLO
AMERICAN


KUMBA RESOURCES
Harnessing the Power of the Earth


Eyesizwe
MINING FOR THE NATION

CON FAUCONNIER

CEO – Kumba Resources



9

Kumba's BEE philosophy

"Kumba Resources views **BEE as a fundamental prerequisite for the long-term development and stability of the South African economy**.

Therefore, a distinguishing feature of its strategy is to commit the company to **meaningful and sustainable BEE empowerment initiatives** in all facets of its business.

Progressive empowerment policies, the setting of aggressive employment equity targets and BEE are integral components of the company's value system and a code of conduct."

Kumba pre-listing statement - November 2001

Committed to transformation

10

Transaction objectives

- Creation of a **flagship, black controlled diversified mining company**
- **Embody the spirit of sustainable transformation**
- **Enhance value** for shareholders
- **Bulk up asset base** through acquisitions
- Create **sustainable and exciting investment cases**

Achievement of all stakeholders' objectives


11
Current structure
Minorities
Anglo American*
IDC
19.8%
66.2%
14.0%
Kumba Resources
Iron ore
Coal
Heavy minerals
Base metals
SIOC


12
The unbundling
Kumba Shareholders
100%
Kumba Resources*
100%
SIOC
*Restructured as Newco


13
The unbundling
Kumba Shareholders
100%
Kumba Resources*
100%
Kumba Iron Ore
20%
80%
SIOC
*Restructured as Newco


14
The unbundling
Kumba Shareholders
100%
100%
Kumba Resources*
Kumba Iron Ore
20%
80%
SIOC
*Restructured as Newco


15
The unbundling
Kumba Shareholders
100%
100%
Kumba Resources*
Kumba Iron Ore
20%
74%
N. Cape Community
3%
SIOC
ESOP
3%
*Restructured as Newco


16
The acquisitions
Newco
Iron Ore
Coal
Heavy minerals
Base metals
Eyesizwe
R1.6 bn
Namakwa Sands
R2.1 bn*
Ticor
R1.3 bn
26%
Black Mountain Gamsberg
R180m*
*Separate transactions, fixed price options
Significantly enhanced investment case for Newco


17
BEE HoldCo structure
IDC
Basadi Ba Kopane
Eyesizwe SPV
Tiso SPV
Eyabantu SPV
15%
11%*
54.48%
9.76%
9.76%
BEE Holdco
R'm contribution
Eyesizwe 1,396
Tiso 250
Eyabantu 250
Basadi Bakopane 282
IDC 384
Total equity 2,562
* Women hold 11% directly and 6% indirectly
Sustainable and fully funded


18
BEE HoldCo structure
IDC
Basadi Ba Kopane
Eyesizwe SPV
Tiso SPV
Eyabantu SPV
15%
11%*
54.48%
9.76%
9.76%
Senior debt
R1.6bn
BEE Holdco
Mezz debt / prefs
R2.2bn
55%
Newco
* Women hold 11% directly and 6% indirectly
Sustainable and fully funded

19 Additional transaction steps

- Pro rata **share repurchase** by Newco
- Newco issues a 3% stake to employees through an **ESOP**
- Anglo and Newco agree to facilitate **increase in free float to 25%** within reasonable period of time
- Anglo agrees to **lock up 10% stake** in Newco for 10 years

20 Resultant structure

Kumba Iron Ore
Newco
IDC
Minorities
Anglo American
Minorities
BEE HoldCo
ESOP
14%
20%
66%
17%
25%
55%
3%
ESOP
Kumba Iron Ore
N. Cape Consortium
Newco
3%
74%
3%
20%
SIOC
Coal
Heavy minerals
Base metals

Creation of two sustainable, focused, empowered mining companies...

21 Shareholder benefits

Kumba Iron Ore

- **Enhance shareholder value** through unbundling
- **Pro-rata participation** for all shareholders in Kumba Iron Ore
- **Focused iron ore company**
- Capitalise on **iron ore growth opportunities** in South Africa and internationally
- **Fully empowered** with proven management team

... with significant benefits to existing Kumba shareholders

22 Shareholder benefits

Newco

- **Diverse portfolio** coal, heavy minerals, zinc and iron ore
- **Significant global player** in coal and heavy minerals
- **Black-owned, managed and controlled**
- Significant **identified growth opportunities**


Attributable EBITDA 2005
Base metals 8%
Iron ore 22%
Heavy minerals 24%
Coal 46%

Diverse counter-cyclical asset configuration



23 Newco - Coal

SA Coal Production 2004 (Mtpa)

60
50
40
30
20
10
0

Ingwe
Anglo
Sasol
Combined
Eyesizwe
Kumba
Xstrata

SOURCE: South African Marketing Manual

- Current combined annual production of **45 Mtpa**, on a par with SA's largest producers
- Natural partners, complimentary assets
- Enlarged resource base with significant growth opportunities – brownfield and greenfield
- Opportunities in both domestic and export markets

Create major South African coal producer

24 Newco – Heavy minerals

Global heavy minerals market share*


35%
30%
25%
20%
15%
10%
5%
0%
Zircon
Rutile
CP Slag
LMPI
SR

SOURCE: Kumba Resources

- Strategically important growth area
- Consolidate operations and extract synergies
- Second largest titanium slag producer in the world
- One of the best balanced portfolios in the heavy minerals industry

* *Assuming Namakwa Sands option is exercised*

A global market leader in heavy minerals

25 Newco - Base metals

- Leading position in southern African zinc market
- Black Mountain off-take agreement
- Intensive exploration programme under way to increase resource base
- Integrated producer with balanced investment in mining and smelting

Transaction adds value to existing Zincor business

26 Newco overview

- Enterprise value of **c. R16 billion**
- Largest **black owned and controlled** flagship mining company
- **Quality asset base**
- **Net debt of R800 million post unbundling**
- Should the options over Namakwa Sands, Gamsberg and Black Mountain be exercised, **net debt will be R3.25 billion** (20% of enterprise value)
- Blend of Kumba and Eyesizwe **management expertise**

Significant diversified mining company with capacity for growth

27

Process to completion

- Due diligence process
- Drafting of legal agreements
- Raising transaction funding
- Regulatory approvals
- Shareholder approvals

Completion expected in 1H 2006


ANGLO
AMERICAN


KUMBA RESOURCES
Harnessing the Power of the Earth


Eyesizwe
MINING FOR THE NATION

SIPHO NKOSI

CEO – Eyesizwe

29 Introduction to Eyesizwe

Founding vision

- Diversified and sustainable resource and energy company
- Significant player in domestic and international markets
- Reflect broad-based empowerment

Business imperatives

- Diversifying into the broader resources and energy sectors
- Greenfield and brownfield expansion
- Growing the business both locally and internationally
- Optimising asset utilisation
- Responsible corporate citizen
- Health and Safety a key priority

The transaction is a realisation of Eyesizwe's vision

30 Eyesizwe growth path...


• Inyanda Coal (Kalbasfontein) – 50/50 JV with Kumba Coal
• Mafube Coal – 50/50 JV with Anglo Coal
Joint Ventures
• New Clydesdale
• Matla
• Glisa
• Arnot
Organic growth opportunities
New Projects and developments
• Belfast
• Strathrae
• Eersterlingsfontein
• Sheepmore
• Waterberg
• Ingcambu
To meet key objectives we need to continually explore:
• Strategic reserves
Acquisitions
Mergers
• Kumba transaction

31 What this means for Eyesizwe

- **Broader resource base**
- **Value creation for shareholders**
  - *2000: valuation of R600 million*
  - *2005: valuation of R1.6 billion*
- **Global player**
  - *Local and international investments*
- **Creation of a sustainable growth vehicle**
- **Strong pipeline of projects**
- **Respected management teams**

32 The empowerment partners

Eyabantu	100% black-owned and managed New generation empowerment company Proven track record: mining, engineering and finance
Tiso	Majority black-owned and controlled Investments in resources, industrial and financial services sector
Northern Cape community group	Broad-based group representing c.200 000 individuals Will empower historically disadvantaged Northern Cape communities Will acquire 3% interest in SIOC
Basadi Ba Kopane	Women's grouping

Broad base of complementary partners


ANGLO
AMERICAN


KUMBA RESOURCES
Harnessing the Power of the Earth


Eyesizwe
MINING FOR THE NATION



PINKIE NCETEZO

Chairperson - Basadi Ba Kopane

34

Broad-based participation

- **SAWIMA**
  - Non-profit organisation representing South African women in mining and related fields
- **SAWIMIH**
  - Investment associate of SAWIMA empowering women in the mining sector
- **Malibongwe**
  - Non-profit organisation developing and empowering South African women focusing on previously disadvantaged women in rural and urban areas
- **NMRW, plus the Northern Cape NMRW**
  - Non-profit organisation with 1,000 direct women members and 3,500 indirect beneficiaries
- **Nozala Investments**
  - Nozala is a broad-based investment company, with a national membership of over 500 000 women
- **Xiphemu Investments**
  - SPV for three SAWIMA member companies participating in the transaction

35 Participation of women

	Total
○ National Movement of Rural Women ("NMRW") (via Eyesizwe)	5.9%
○ Women's Groups in Eyabantu	5.5%
○ SAWIMA	2.6%
○ SAWIMIH	2.4%
○ Xiphemu Investments	0.5%
○ Women's Groups in Tiso	4.2%
○ Nozala Investments	3.3%
○ Northern Cape branch of NMRW	0.9%
○ Malibongwe Women's Development Organisation ("Malibongwe")	2.2%
○ **Established Women's Groupings' participation in BEE Holdco**	**17.8%**

- Direct and indirect participation
- Participation through ESOPs

Women will play significant role


ANGLO AMERICAN


KUMBA RESOURCES
Harnessing the Power of the Earth


Eyesizwe
MINING FOR THE NATION


PHILIP BAUM

CEO – Anglo Ferrous and Industries

37 Anglo's vision for Kumba Iron Ore

- **Cornerstone** of Ferrous Metals and Industries portfolio
- Strong demand for steel raw materials has resulted in a **repositioning of Anglo's portfolio**
- Through the unbundling, **Anglo will retain a 49% direct stake in SIOC**
- Exciting projects will **drive growth in production and profitability**
- **SIOC controls 2 billion tons** of iron ore resources
- **Approval for expansion projects** expected shortly
- **SIOC will be 26% black owned on day one**
- **Committed to Mining Charter employment equity targets**

ANGLO AMERICAN


KUMBA RESOURCES
Harnessing the Power of the Earth


Eyesizwe
MINING FOR THE NATION


GEOFFREY QHENA

CEO - Industrial Development Corporation

39 Role of the IDC

- The IDC is proud to be a **key facilitator** in the establishment of South Africa's flagship empowerment company given its long standing association with Kumba
- Provides an opportunity to **introduce meaningful and sustainable empowerment into a company with an exciting future**
- The transaction is representative of the IDC's ...
  - ***continued commitment to Kumba*** *(via Newco)*
  - ***continued commitment to the iron ore industry*** *(via Kumba Iron Ore)*
  - ***role as key facilitator of empowerment for Government***
  - *particular commitment to the* ***empowerment of broad-based women's groups*** *in SA*
  - ***enhanced relationship*** *with Anglo American*

40 IDC facilitation

- The IDC has **facilitated the transaction**, as follows:
  - **injecting R1.5 billion of its Newco shares** into BEE Holdco for:
    - a 15% minority equity position R400 million; and
    - preference shares R1.1 billion
  - selling the balance of its Newco shares (R300 million) to the BEE Women's Group SPV in return for **preference shares in the Women's Groups SPV**
    - these Newco shares will be injected by the BEE Women's Groups SPV in exchange for an 11% stake in BEE Holdco
- The IDC's facilitating role is a demonstration of its **long-term commitment** to the viability of Newco and empowerment in general in South Africa


ANGLO
AMERICAN

KUMBA RESOURCES
Harnessing the Power of the Earth

Eyesizwe
MINING FOR THE NATION


HON. LINDIWE HENDRICKS

Minister of Minerals and Energy


ANGLO
AMERICAN

KUMBA RESOURCES
Harnessing the Power of the Earth

Eyesizwe
MINING FOR THE NATION

"Creating South Africa's flagship empowerment mining company"


Committed to transformation



For full details on the transaction visit www.kumbaBEE.com